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                                                                   EXHIBIT 20.1


THE NORTH FACE, INC. ANNOUNCES ACQUISITION OF LA SPORTIVA FOOTWEAR; RELOCATION & EXPANSION OF CORPORATE HEADQUARTERS

SAN LEANDRO, Calif., July 6 /PRNewswire/ -- The North Face, Inc. (Nasdaq:
TNFI - NEWS) announced today that it has acquired a majority interest in La Sportiva S.r.L., a premier manufacturer and distributor of specialty outdoor footwear located in Ziano di Fiemme, Italy. In addition, The North Face has acquired the independently owned and operated La Sportiva, USA, located in Boulder, Colorado, giving The North Face distribution rights for the La Sportiva brand in North America.

La Sportiva S.r.L. is a premier brand of mountaineering, rock climbing and trekking shoes. The acquisition of La Sportiva S.r.L. is intended to accelerate the expansion of The North Face's recently introduced performance footwear collection. The combined marketing of The North Face and La Sportiva footwear products will immediately allow The North Face to compete in significant outdoor footwear categories including trail running, mountaineering, trekking and rock climbing.

Design, development and manufacturing of the La Sportiva footwear collection will continue in La Sportiva's Ziano di Fiemme's facility and is anticipated to be co-branded with The North Face in Spring 2000. Distribution outside of North America will continue to be managed by La Sportiva, S.r.L. The La Sportiva line will join The North Face's footwear collection scheduled for introduction to the market in Spring 1999.

Under the terms of the La Sportiva S.r.L. acquisition, The North Face agreed to pay approximately US$6.6 million for a 51% interest in the company; 20% of the interest is immediate, with a commitment for another 31% over the next two to five years. La Sportiva USA was acquired for US$3.0 million. The transactions will be paid through a combination of cash and newly issued Common Stock. The acquisitions will be accounted for as a purchase and will be consolidated with The North Face results.

"We chose La Sportiva because we consider their culture and products to be among the best," commented Jim Fifield, The North Face's Chief Executive Officer. "Their commitment to high performance products and quality design parallels that of our own company."

La Sportiva's Chief Executive Officer, Francesco Delladio stated, "We believe that the moment in time has come for our third generation footwear company to join forces with a partner that shares our culture and respect for mountaineering and the design of products that equip the world's best athletes.

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After careful review of many global brands, we've concluded that the synergy between La Sportiva and The North Face will make both of our companies stronger."

Colorado Relocation & Expansion

The North Face also announced today that it plans to relocate a portion of its corporate headquarters to Carbondale, Colorado in August 1998. The Company will maintain its current San Leandro facility and has appointed Chris Crawford as its General Manager, in addition to his function as the Company's Chief Financial Officer. The Company's Marketing, Research Design and Development, Product Acquisition, Sales and Executive Team will be moved to the Colorado location.

"The North Face is making important strategic decisions in order to grow our business and reduce costs," stated Fifield. "Our current corporate facility cannot accommodate our future growth plans and attract talented executives in a cost-effective manner. As The North Face continues to grow, we need to attract and retain seasoned executives who share a love for the outdoors. The Roaring Fork Valley is a superb center for the outdoor activities that capture the spirit of The North Face's heritage, while lowering overall costs."

The Company expects the one-time costs relating to the relocation and expansion to be in the range of $6 to $7 million of which approximately $4.2 million is estimated to be incurred in 1998 and the balance in 1999 or thereafter. These charges are expected to include, among other things, costs of relocating approximately 70 employees to the new Colorado facility, costs associated with temporary headquarters space, the establishment of a more extensive product sourcing operation in Hong Kong and the consolidation of certain staff functions. The Company also announced that it is currently negotiating to acquire approximately 36 acres of land in Carbondale as the site of its future headquarters facility.

The North Face, Inc. designs and distributes technically sophisticated outerwear, skiwear, functional sportswear, tents, sleeping bags, backpacks and daypacks under The North Face(R) name. The Company sells its products to select specialty retailers throughout the United States, Europe and Canada.

This press release contains certain forward-looking statements reflecting the Company's current expectations including statements regarding expected future growth and expansion plans. Actual results may vary significantly from those estimated. Factors that could cause future performance to vary from current expectations include, but are not limited to, the problems associated with management transition, the Company's ability to integrate acquisitions, the Company's ability to successfully implement the Company's anticipated move and product sourcing, the Company's ability to achieve technological advances, the ability of the Company to grow, and to effectively manage growth and other general economic conditions affecting consumer spending and other factors. Further information on potential factors that could affect the financial results of The North Face are included in the Company's Report on Form 10Q for the quarter ended March 31, 1998 which is on file with the SEC. Other factors that could cause future performance to vary from current expectations include those set forth in other filings made by the Company with the Securities and Exchange Commission.